UNITED STATES
SECURITIES	AND EXCHANGE COMMISSION
Washington. D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR I5d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2003
Novogen Limited
(Translation of registrant's name into English)
140 Wicks Road, North Ryde, NSW, 2113, Australia
(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual
reports under cover of Form 20-F or Form 40-F.
Form 20-F v Form 40-F
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934. Yes   No
[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
	82- ________________	.1
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
Date 4 August, 2003  By Ronald Lea Erratt, Company secretary

ASX & MEDIA RELEASE

4 AUGUST 2003

MARSHALL EDWARDS INC.  APPOINTS NEW DIRECTOR

Novogen Limiteds subsidiary, Marshall Edwards Inc.
(LSE-AIM: MSH), has just made the following announcement to the London Stock Exchanges Alternative Investment Market.

(Washington DC: August 5, 2003).  The Board of Marshall
Edwards Inc. (MEI) has appointed Mr Stephen Breckenridge as a non-executive director.

Mr Breckenridge was a partner of KPMG for 24 years, in corporate taxation, specialising in transfer pricing.

Since 2001, Mr Breckenridge has been principal of his own practice focusing on the provision of independent tax and management advice to multi national corporations and SMEs.

Mr Breckenridge holds a Masters degree in Tax from the University of Sydney, is a Fellow of the Institute of Chartered Accountants and the Taxation Institute of
Australia.

The chairman of MEI, Dr Graham Kelly, said
Mr Breckenridges international business experience would be of significant value as the company began commercialising drugs, including the inlicensed novel anticancer compound phenoxodiol, now in phase II clinical trials.

MEI, is incorporated in the US State of Delaware and its shares are traded on the London Stock
Exchanges, Alternate Investment Market (AIM).

The company is 95 per cent owned by Novogen Limited
(NASDAQ: NVGN), with the balance of the shareholding held by international institutions and investors who participated in a US$10 million capital raising, when the company listed in May 2002.

Mr Breckenridge joins a board comprising Chairman
Dr Graham Kelly, nonexecutive Directors Mr Philip Johnston,
Professor Paul Nestel AO and Professor David de Kretser AO, and Executive Director and President, Mr Christopher Naughton.

More information on phenoxodiol and on the company can be found at www.marshalledwardsInc com and www.novogen.com

Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials. After the results of these trials are submitted in a new drug application to the FDA, the FDA must approve the drug as safe and effective before marketing can take place.

Statements herein that are not descriptions of historical facts are forward looking and subject to risk and ncertainties. Actual results could differ materially from those currently anticipated due to a number of factors, including those set forth in the Companys
Securities and Exchange Commission filings under Risk Factors, including risks relating to the early stage of products under development; uncertainties relating to clinical trials; dependence on third parties;
future capital needs; and risks relating to the commercialisation, if any, of the Companys proposed products (such as marketing, safety, regulatory, patent, product liability, supply, competition and other risks).

ISSUED FOR : NOVOGEN LIMITED
LISTINGS : ASX (CODE NRT), NASDAQ (CODE NVGN).
FOR FURTHER INFORMATION	: CHRISTOPHER NAUGHTON,
RESEARCH DIRECTOR, NOVOGEN LIMITED TEL +61 2 9878 0088

ISSUED BY : WESTBROOK COMMUNICATIONS CONTACT:
DAVID REID TEL +61 2 9231 0922 OR 61 417 217 157